JERRY SHORE
Executive Vice President and
Chief Financial Officer
Fred’s, Inc.
4300 New Getwell Road
Memphis, TN 38118
Direct Dial: (901) 238-2217
Direct Fax: (901) 365-6815
E-Mail Address: jshore@fredsinc.com
December 20, 2006
Millwood Hobbs
Staff Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Fred’s, Inc.
Form 10-K for the Fiscal Year Ended January 28, 2006
Filed April 13, 2006

Form 10-Q for the Fiscal Quarter Ended July 29, 2006
Filed September 7, 2006

File No. 1-14565
Dear Mr. Hobbs:
As Executive Vice President and Chief Financial Officer for Fred’s, Inc. (the “Company”), I acknowledge receipt of your letter dated November 29, 2006 (the “Comment Letter”). The responses of the Company below are keyed to the numbering in the Comment Letter.
1. Sales, page 23.
SEC Comment:
We note your response to comment 4 of our letter dated October 11, 2006 regarding your calculation of comparable store sales. We believe the change during the current year in comparable store sales is an important indication of your performance when compared to the prior year. In this regard, it is not clear to us why you do not believe it is appropriate to exclude the first-year sales of a newly added pharmacy to an existing store. It would appear that you do not achieve a “comparable” base unless you do exclude the new sales since these sales are also not included in the prior year. Please revise your calculation of comparable store sales to exclude the first-year sales, or revise your disclosure of how you determine comparable store sales to clearly indicate that your calculation may not be comparable to that of others since your calculation includes these “non-comparable sales.” Please show us in your supplemental response what your revised disclosure will look like.
Fred’s Response:
The Company acknowledges the comment and we intend to revise our disclosure as presented in answer to number 5 of your previous letter dated October 11, 2006 (paragraph 1 below), by adding the second paragraph below:
Our policy regarding the calculation of comparable store sales represents the increase or decrease in net sales for stores that have been opened after the end of the twelfth-month following the store’s grand opening month, including stores that have been remodeled or relocated during the reporting period. The majority of our remodels and relocations do not include expansion. The purpose of the remodel or the relocation is to change the store’s layout, refresh the store with new fixtures, interiors or signage or to locate the store in a more desirable area. This type of change to the store does not necessarily change the product mix or product departments; therefore, on a comparable store sales basis, the store is the same before and after the remodel or relocation. In relation to remodels and relocations, expansions have been much more infrequent and consequently, any increase in the selling square footage is immaterial to the overall calculation of comparable store sales.
Additionally, we do not exclude newly added hardline, softline or pharmacy departments from our comparable store sales calculation because we believe that all departments within a Fred’s store create a synergy supporting our overall goals for managing the store, servicing our customer and promoting traffic and sales growth. Therefore, the introduction of all new departments is included in same store sales in the year in which the department is introduced. Likewise, our same store sales calculation is not adjusted for the removal of a department from a location.
2. Vendor Rebates and Allowances, page 41.
SEC Comment:
We note your response to comment 6 of your letter dated October 11, 2006 relating to your disclosure of the amount of cooperative advertising reimbursements netted against gross advertising costs. As you know, GAAP requires the disclosure of gross advertising expense for all periods presented instead of advertising expense, net of reimbursements, as you disclose in Note 1 of your Form 10-K for fiscal 2005. Accordingly, we do not consider the amount of your cooperative advertising reimbursements to be a disclosure of confidential information. Please include in your revised disclosure the amount of cooperative advertising reimbursements netted against gross advertising expense for all periods presented. Please show us your revised disclosure with this additional information. Refer to paragraph .49 of SOP 93-7.

Fred’s Response:
The Company acknowledges the comment and will not seek confidential treatment of advertising reimbursements. We will revise the following paragraph which was included in number 6 of our response to your previous letter dated October 11, 2006, and will include it in all future filings, where applicable:
In accordance with AICPA SOP 93-7: Reporting on Advertising Costs, the Company charges advertising, including production costs, to selling, general and administrative expense on the first day of the advertising period. Gross advertising expenses for 2005, 2004, and 2003, were $22.3 million, $18.9 million, and $17.9 million, respectively. Gross advertising expenses were reduced by vendor cooperative advertising allowances of $.5 million, $.8 million and $.9 million for 2005, 2004, and 2003, respectively. It would be the Company’s intention to incur a similar amount of advertising expense as in prior years and in support of our stores even if we did not receive support from our vendors in the form of cooperative adverting programs.
3. Note 10 — Sales Mix, page 54
SEC Comment:
We note your response to comment 8 of our letter dated October 11, 2006 regarding your compliance with the reporting requirements of SFAS 131.You state in your response that each store has been identified as an operating segment, including the new smaller Xpress stores, and that you believe all of the stores have similar long-term economic characteristics in such areas as margin performance. Explain to us your basis and support for this position. Please also provide us the revenues and gross margins separately for the Xpress stores consolidated for the last three fiscal years and year-to-date fiscal 2006, and along with the revenues, gross profits and gross margin percentages for all other stores (excluding the Xpress stores) for the same periods. Explain to us how you determine whether a future or existing retail location is best suited for a regular store as opposed to an Xpress store along with your basis for allocating resources to open more Xpress stores. We believe receipt of this additional information will provide us with a better understanding of your business operations and allow us to complete our review of your compliance with the segment reporting requirements under SFAS 131.
Fred’s Response:
As we have discussed within Item 1 of our annual reports on Form 10-K, Fred’s periodically enters a market area with a smaller store footprint, with the intent of eventually relocating to a full size Fred’s store in the same geographical area, when conditions permit. Historically, the majority of these smaller “Fred’s Xpress” stores have been located in premises owned or formerly leased by a pharmacist whose operations we have acquired. The lease terms assumed are typically of relatively short duration or on a month-to-month basis. Occasionally, we may open a new store in a small temporary location other than one assumed from a local pharmacist, while we wait for a suitable site for a full-size store.
The number of Xpress stores we operate at any one time is nominal when compared to all of our stores. Since fiscal 2000, year end quantities of Xpress stores have ranged from 18 to 27, with 15 stores of this group converted to full-size Fred’s locations. Total stores, including Xpress stores, over this same period have numbered between 320 and 621. We have not sought to “convert” regular Fred’s stores to the Xpress format, nor would we envision doing so.
Due to the small number of stores in transition relative to our total store population, Xpress stores represent a small portion of our sales and gross profit. Xpress sales, as a percentage of totals sales, for 2003, 2004 and 2005 were 2.5%, 2.7% and 2.7%, respectively, and gross profit, as a percentage of total gross profit for the same time period was 1.9%, 2% and 2%, respectively. The margins generated by our smaller Xpress stores are impacted by the mixture of sales generated. While the Xpress stores carry a variety of products from all of our different departments, they do stock a limited array of apparel and household goods, primarily due to the larger space requirements of these departments. Our merchandise array is geared towards building customer traffic and loyalty to Fred’s in anticipation of the eventual relocation of the store. As a greater proportion of their sales are comprised of higher turnover products, including prescription and over-the-counter medicines, health & beauty aids, cleaning supplies and food and beverages, these few transitional stores have generated lower than average margins.
Fred’s will clarify its disclosure on this topic by including the following paragraphs in all future filings, where applicable:
The term “Xpress” is given to a location that is fully intended to transition to a typical Fred’s store. Xpress locations usually originate from an acquisition and are in a location that is not suitable for the typical layout of a Fred’s store. Therefore, the new store location is given the Xpress designation, and is marked for conversion to a typical Fred’s store once a suitable location can be obtained. The Xpress designation is not a business strategy or a new line of business. It is simply a way of describing a small number of atypical stores in our chain that are awaiting conversion to a typical larger Fred’s store layout. In all other ways, including resource allocation, management, training, marketing and corporate support, it is treated just as any other location in the chain. Given their smaller physical size, however, they are not stocked with the full breadth of merchandise in all departments that are carried by our other stores.
Within the population of Xpress locations, acquisitions are routinely being added and stores are being removed as suitable locations are found. At any given time the Company has approximately 25 stores that are designated as Xpress locations. Due to the small number of stores in transition relative to our total store population, Xpress stores represent a small portion of our sales and gross profit. Xpress sales, as a percentage of totals sales, for 2003, 2004 and 2005 were 2.5%, 2.7% and 2.7%, respectively, and gross profit, as a percentage of total gross profit for the same time period was 1.9%, 2% and 2%, respectively.

On behalf of the Company, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any processing initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact me if you have additional questions or need additional information.
Sincerely,
/s/ Jerry Shore
Jerry Shore
Executive Vice President and
Chief Financial Officer